

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3628

September 11, 2020

David Rands
Executive Vice President and CFO
VW Credit, Inc.
2200 Ferdinand Porsche Drive
Herndon, Virginia 20171

      Re: **Volkswagen Auto Loan Enhanced Trust 2018-2**
              Form 10-K for Fiscal Year Ended December 31, 2019
              Filed March 30, 2020
              File No. 333-205992-02

Dear Mr. Rands:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                          Sincerely,

                          /s/ Arthur C. Sandel

                          Arthur C. Sandel
                          Special Counsel
                          Office of Structured Finance

cc: Stuart Litwin, Esq., Mayer Brown LLP
        Kevin McDonald, Esq., VW Credit, Inc.